Exhibit 99.1

Scotiabank announces changes to senior executive team

TORONTO, Aug. 29, 2013 /CNW/ - Scotiabank today announced that Stephen Hart has been appointed to the position of Chief Risk Officer, effective September 1, 2013.  Mr. Hart will replace Rob Pitfield who is retiring after a distinguished 30-year career at Scotiabank.  Mr. Pitfield will continue with the Bank until January 2014 to facilitate the transition.

"Rob Pitfield is a dedicated 30-year Scotiabanker who has held a number of increasingly senior positions across the Bank, including Group Head, International Banking, and Group Head & Chief Risk Officer for the last three years.  An experienced and knowledgeable banker, Rob is known for his energy, enthusiasm and dynamic teamwork.   We will miss his sound advice and guidance and wish him well in his retirement," said Rick Waugh, CEO, Scotiabank.

Stephen Hart has been with Scotiabank for 35 years and is currently Executive Vice President and Chief Credit Officer overseeing the global management of credit risk for the Bank, including chairing the key credit committees for Canadian Banking, International Banking and Global Banking and Markets.  Mr. Hart previously held a variety of senior positions in the United States and Canada in both origination and credit adjudication in corporate lending. He was a Relationship Manager based in Chicago in the early 1980s, and headed up the Corporate Banking unit in Ontario in the 1990s. Since 1999, he has been in Global Risk Management; initially as Senior Vice President, Corporate Credit, and then as Senior Vice President & Head, Credit Risk, prior to his most recent appointment in October 2008.

At the same time, Scotiabank announced that Terry Fryett has been appointed Executive Vice President and Chief Credit Officer, effective September 1, 2013, replacing Mr. Hart.  Mr. Fryett has been with Scotiabank for 36 years and is currently Senior Vice President, Global Risk Management overseeing commercial and corporate credit risk in Latin American markets.  Mr. Fryett previously held a variety of senior positions in corporate banking in Toronto, Calgary, Houston, New York and the UK.  He also served as Senior Vice President and CFO of Global Banking and Markets.

"Stephen understands risk management.  He has extensive experience in credit risk and adjudication and he knows the Bank, our customers, values and risk management processes inside out," said Rick Waugh.  "He will continue to bring the kind of discipline and judgment to the role of Chief Risk Officer that our all of our stakeholders have come to expect from Scotiabank."

Waugh added, "Terry is a strong leader with extensive banking experience across international markets. He has a deep understanding of the Bank's strategic priorities and will be a great addition to our Executive Management Committee."

About Scotiabank

Scotiabank is a leading multinational financial services provider and Canada's most international bank. With more than 83,000 employees, Scotiabank and its affiliates serve some 21 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. In December 2012, Scotiabank became the first Canadian bank to be named Global Bank of the Year and Bank of the Year in the Americas by The Banker magazine, a Financial Times publication. With assets of $743 billion (as at July 31, 2013), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

SOURCE: Scotiabank

CIK: 0000009631

For further information:

Contact: Ann DeRabbie, Scotiabank Media Communications, 416-933-1344, ann.derabbie@scotiabank.com

CO: Scotiabank

CNW 16:20e 29-AUG-13